Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Scott C. Durocher
Counsel
Phone: 860-466-1222
Scott.Durocher@LFG.com

VIA EDGAR & email

October 27, 2011

Alison White, Esq.
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:       The Lincoln National Life Insurance Company
Lincoln Life Variable Annuity Account N
Post-Effective Amendment No. 1
File No. 333-170529

Dear Ms. White:

Attached is a copy of the above-referenced post-effective amendment filed on October 27, 2011.  The amendment consists of a supplement to the May 11, 2011 prospectus that we hope will go effective on December 31, 2011. The May 11, 2011 prospectus and the Statement of Additional Information have been incorporated by reference to the pre-effective filing. As the transmittal letters state, these are “template” filings.  A copy of each request pursuant to Rule 485(b)(1)(vii) to file certain post-effective amendments under paragraph (b) of Rule 485 is also enclosed.

The amendment outlines new age bands and percentages under two Living Benefit riders: Lincoln Lifetime IncomeSM Advantage 2.0 and i4LIFE® Advantage with Guaranteed Income Benefit.
There are no differences between the template filing and the replicate filings.

The availability date of these changes, age bands and percentages will be determined at a later date and filed in a Correspondence filing. In addition, these changes will be filed in a subsequent 485(a) filing.

The template filing will allow similar disclosure to be reflected in additional products offered by The Lincoln National Life Insurance Company and Lincoln Life & Annuity Company of New York,
respectively, as outlined in the October 27, 2011 template request letters addressed to Mr. Kotapish.  Please contact me at (860) 466-1222 with any questions or comments, and thank you for your assistance.

Sincerely,

/s/ Scott C. Durocher

Scott C. Durocher
Counsel

Attachments